News Release 17-31

December 19, 2017

SSR MINING APPOINTS NEW BOARD DIRECTORS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces the appointment of Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to its Board of Directors (“Board”).  The Board approved the appointments to strengthen its expertise in the areas of the international capital markets, legal and corporate governance.  The appointments are effective January 1, 2018.

Ms. Wademan is a senior capital markets professional with over 20 years of financial services experience. Prior to retiring in 2016, Ms. Wademan spent 18 years in investment banking at BMO Capital Markets, where she focused on the global metals and mining and technology sectors and was responsible for mining equity capital markets. As a former Managing Director in investment banking, Ms. Wademan has extensive experience in capital markets and strategic advisory in both domestic and international markets, as well as a depth of knowledge of commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc. and St. Joseph’s Health Center Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors Director designation (ICD.D).

Mr. Fish is the Executive Vice President and General Counsel at BMO Financial Group, where he is responsible for legal, regulatory and corporate governance affairs. Prior to joining the bank in 2008, Mr. Fish was the Executive Vice President and General Counsel at Vale SA (formerly Inco Limited). Additionally, Mr. Fish held various positions at Royal Dutch Shell, most recently serving as the Vice President, General Counsel and Corporate Secretary at Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with Dechert LLP, an international law firm. Currently, he serves on the board of a number of think-tank, non-profit and charitable organizations. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Michael Anglin, Chairman of the Board stated, “We are pleased to have attracted Elizabeth and Simon and welcome them both to the SSR Mining Board of Directors. Their perspective complements our current board members while their added capital markets experience enhances the execution of our strategy.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4